FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM_________________TO__________

                         COMMISSION FILE NUMBER 1-13632


A.     Full Title of the Plan

                      TOSCO CORPORATION STORE SAVINGS PLAN
                     (FORMERLY THE CIRCLE K KASH PLUS PLAN)


B.     Exact Name of Issuer of the Securities held pursuant to the Plan

                                TOSCO CORPORATION

        NEVADA                                                 95-1865716
   (State or other jurisdiction of                          (I.R.S. Employer
   incorporation or organization)                          Identification No.)

       72 CUMMINGS POINT ROAD
        STAMFORD, CONNECTICUT                                    06902
(Address of principal executive offices)                       (Zip Code)

       Registrant's telephone number, including area code: (203) 977-1000


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  [X] Yes  [ ] No

                      TOSCO CORPORATION STORE SAVINGS PLAN
                     (FORMERLY THE CIRCLE K KASH PLUS PLAN)

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      AS OF DECEMBER 31, 1998 AND 1997 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                      TOSCO CORPORATION STORE SAVINGS PLAN
                     (FORMERLY THE CIRCLE K KASH PLUS PLAN)
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                     PAGE(S)

Report of Independent Accountants                                       1

Financial Statements:

     Statement of Net Assets Available for Benefits with Fund
     Information as of December 31, 1998 and 1997                       2

     Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the year ended December 31, 1998         3

     Notes to Financial Statements                                     4-7

Supplemental Schedules:

     Item 27(a) - Schedule of Assets Held for Investment
     Purposes as of December 31, 1998                                   8

     Item 27(d) - Schedule of Reportable (5%) Transactions for
     the year ended December 31, 1998                                   9

Consent of Independent Accountants                                     10

Signatures                                                             11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator
Tosco Corporation Store Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tosco Corporation Store Savings Plan (formerly the Circle K Kash Plus
Plan) (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable (5%) transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             PricewaterhouseCoopers LLP

Phoenix, Arizona
July 8, 1999

                      TOSCO CORPORATION STORE SAVINGS PLAN
                     (Formerly THE CIRCLE K KASH PLUS PLAN)
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1998 AND 1997


                                                               Participant Directed
                                         --------------------------------------------------------------------------------
                                               Stable Value   Balanced     Equity      Global    Tosco Stock     Loan
                                                  Fund         Fund         Fund        Fund       Fund          Fund      Total
                                               ------------  ---------    -----------  ---------- ----------    -------    ---------
DECEMBER 31, 1998 Investments, at fair value:
         Mutual funds                              $-        $6,002,240    $7,346,787  $3,121,595   $-           $-    $  16,470,622
         Pooled separate account               15,852,730                                                                 15,852,730
         Common stock                                                                               509,057                  509,057
         Loans to participants                                                                                 2,351,738   2,351,738
                                               ------------  ------------   ----------  ----------  --------- ---------- ----------
 Total investments                             15,852,730     6,002,240     7,346,787   3,121,595   509,057    2,351,738  35,184,147

 Receivables:
         Participants' contributions              113,647        45,913        48,218      28,090    13,329                  249,197
         Interest and dividends                    25,960                                                                     25,960
                                             -------------    -----------   ----------- ----------- ---------- --------- -----------
 Total receivables                                139,607        45,913       48,218       28,090    13,329        -         275,157

 Net assets available for benefits            $15,992,337    $6,048,153   $7,395,005   $3,149,685  $522,386   $2,351,738 $35,459,304
                                             ==============  ===========  ===========  =========== =========  ========== ===========

DECEMBER 31, 1997 Investments, at fair value:
         Mutual funds                             $-         $9,956,244  $11,485,622   $4,130,241     $-         $-      $25,572,107
         Pooled separate account               21,609,382                                                                 21,609,382
         Common stock                                                                     664,682                            664,682
         Loans to participants                                                                                 2,914,338   2,914,338
                                             --------------- ----------- -----------   ----------  ---------  ----------- ----------
 Total investments                             21,609,382     9,956,244   11,485,622    4,130,241   664,682    2,914,338  50,760,509
                                             --------------- ----------- -----------   ----------- ---------- ----------- ----------
 Receivables:
         Employer's contribution                   10,435         3,931        3,503        2,143                             20,012
         Participants' contributions               31,039        12,299       12,228        7,093                             62,659
         Interest and dividends                    24,826                                                                     24,826
                                             --------------- -----------   ----------  ------------ --------- ---------- ----------
 Total receivables                                 66,300        16,230       15,731        9,236                            107,497
                                             --------------- -----------   ----------  ------------ --------- ----------- ---------
 Cash                                              27,599        11,750       27,438        1,771                  5,758      74,316
                                             --------------- ----------- ------------  ------------ --------- ----------- ---------
 Net assets available for benefits            $21,703,281    $9,984,224  $11,528,791   $4,141,248  $664,682   $2,920,096 $50,942,322
                                             =============== =========== ============  =========== ========== ========== ===========

 The accompanying notes are an integral part of these financial statements.

                                                    TOSCO CORPORATION STORE SAVINGS PLAN
                                                    (Formerly THE CIRCLE K KASH PLUS PLAN)
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                   FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                         Participant Directed
                                           ------------------------------------------------------------------------------
                                            Stable Value   Balanced    Equity       Global   Tosco Stock     Loan
                                              Fund          Fund       Fund          Fund      Fund          Fund           Total
                                           -------------  ----------  ---------    --------  ------------   ----------   ----------
 Additions to net assets attributed to:
   Investment income (loss):
     Net appreciation (depreciation)
      in fair value of investments             $-          $110,498     $1,165,872   $762,439   $(172,340)    $-         $1,866,469
     Interest, dividends and other          1,024,478       832,990        140,386    245,809       4,264      152,582    2,400,509
                                          -----------      --------     ----------  ---------   ----------
   Total investment income (loss)           1,024,478       943,488      1,306,258  1,008,248    (168,076)     152,582    4,266,978
                                          -----------      --------     ----------  ---------   ----------  ----------   ----------
   Contributions:
     Participants                           1,312,774       534,306        557,331    310,496     131,329                 2,846,236
     Rollovers                                  2,347         5,727         12,672      7,467      17,812                    46,025
                                           ----------      --------     ----------  ---------   ----------  ----------   ----------
   Total contributions                      1,315,121       540,033        570,003    317,963     149,141      -          2,892,261
                                           ----------      --------     ----------  ---------   ----------  ----------   ----------
   Other, net                                  31,761        33,776         40,614     25,842       5,366      -            137,359
                                           ----------     ---------     ----------  ---------   ----------  ----------   ----------
   Total additions                          2,371,360     1,517,297      1,916,875  1,352,053     (13,569)     152,582    7,296,598

 Deductions from net assets attributed to:
   Benefits paid to participants            2,673,396     1,055,811      1,085,496    524,121      34,903    1,170,940    6,544,667
   Assets transferred to/(from) related
     plan, net (Note 4)                     5,347,201     4,082,155      4,496,521  2,107,362                            16,033,239
   Administrative expenses                    180,321         6,816          4,940      3,425         450        5,759      201,711
                                           ----------     ---------      ---------  ---------      ------    ---------   ----------

   Total deductions                         8,200,918     5,144,782      5,586,957  2,634,908      35,353    1,176,699   22,779,617
                                           ----------     ---------      ---------  ---------      ------    ---------   ----------
 Net decrease before interfund transfers   (5,829,558)   (3,627,485)    (3,670,082)(1,282,855)    (48,922)  (1,024,117) (15,483,019)

 Interfund transfers                          118,614      (308,586)      (463,704)   291,292     (93,375)     455,759      -
                                           ----------    -----------    ----------- ----------    --------  ----------- -----------
 Net decrease                              (5,710,944)   (3,936,071)    (4,133,786)  (991,563)   (142,297)    (568,358) (15,483,019)

 Net assets available for benefits,
   beginning of year                       21,703,281     9,984,224     11,528,791  4,141,248     664,682    2,920,096   50,942,322
                                           -----------   -----------    ----------- ----------   ---------- ----------- -----------
 Net assets available for benefits,
   end of year                            $15,992,337    $6,048,153     $7,395,005 $3,149,685    $522,385   $2,351,738  $35,459,303
                                          =============  ============   ========== ===========   ========== =========== ===========


 The accompanying notes are an integral part of these financial statements.

                    THE TOSCO CORPORATION STORE SAVINGS PLAN
                     (FORMERLY THE CIRCLE K KASH PLUS PLAN)
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

The following description of the Tosco Corporation Store Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Documents for a more complete description of the Plan's provisions.

GENERAL
The Plan was established in 1985 as the Circle K Kash Plus Plan and has been amended and restated at various times since its formation. Effective January 1, 1998, the Plan was amended to change its name to the Tosco Corporation Store Savings Plan. The Plan is a defined contribution, 401(k) profit sharing plan, covering substantially all of the full-time store employees of Tosco Marketing Company, a division of Tosco Corporation (the "Sponsor"), who have reached the age of 21 and completed one continuous year of employment with the Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code as amended by the Tax Reform Act of 1986 and subsequent legislation. Effective April 1, 1996, the Plan is being administered by Merrill Lynch Trust Company ("Merrill Lynch"), who is also maintaining the individual participant account records and serving as custodian for the Plan's investments.

CONTRIBUTIONS
Participants may contribute between 1 and 12 percent of their eligible compensation (up to $160,000 in 1998) to the Plan. Effective January 1, 1998 the Plan was amended so that no future Sponsor matching contributions will be made. During 1997, the Sponsor contributed an amount equal to 50 percent of the first 4 percent of the participant's contribution for each payroll period. Participant investment choice dictates the allocation of the Sponsor's matching contribution. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's contribution and allocations of the Sponsor's contribution and, Plan earnings, and charged with an allocation of investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING
Participant contributions to the Plan, as well as the investment earnings thereon, are fully vested. Effective December 31, 1997, employee participants became 100% vested in the Sponsor's matching and discretionary contributions plus actual earnings thereon.

LOANS TO PARTICIPANTS
The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate on the origination date. A loan from the Plan will be made for up to 50% of the participants account balance and all interest payments made under the terms of the loan will be credited to the participant's account and not considered general earnings of the Plan. Participants' loans are repaid through payroll deductions. The participant loans are collateralized by the participants' vested account balances. The maturity on these loans is not to exceed five years.

DISTRIBUTIONS
Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. All distributions from the Plan are made in one lump sum. Any whole shares of stock in a participant's stock fund account may be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

FORFEITURES
Under the terms of the Plan Agreement, nonvested employer contributions revert back to the Sponsor after a participant has terminated employment.

ADMINISTRATION FEES
All Plan investment management fees are paid from the investment earnings of the individual investment funds. All other administration fees are paid by the Plan or the Sponsor. Fees paid by the Sponsor are not reflected in the Plan's Financial Statements.

2.   SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION
The Plan's financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS
The Plan's investments are stated at fair value. Common stock and mutual fund securities are valued at their quoted market price. Pooled separate accounts are valued at contract value plus accrued income which approximates fair value. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


3.   INVESTMENTS

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant's current contribution designation. The characteristics of the different funds as follows:

STABLE VALUE FUND
The stable value fund seeks to provide preservation of participants' investments, liquidity, and current income that is typically higher than money market funds. Investments are held in a retirement preservation trust maintained by Merrill Lynch that invests in a broadly-diversified portfolio of investment contracts, U.S. government obligations, U.S. government agency securities, and high-quality money market securities.

BALANCED FUND
The balanced fund seeks to provide current income and, secondarily, growth of capital. Investments are in the Income Fund of America mutual fund. This mutual fund invests in equities, bonds, and other fixed-income securities in any proportion that seems warranted by existing or expected market conditions.

EQUITY FUND
The equity fund seeks growth of capital. Investments are made in the Davis New York Venture mutual fund. This mutual fund invests primarily in equity securities of companies with market capitalization in excess of $250 million.

GLOBAL FUND
The global fund seeks to provide long-term growth of capital through investments throughout the world, including the United States. Investments are made in the New Perspective mutual fund. This mutual fund invests in U.S. and foreign blue chip companies, focusing on opportunities generated by changes in global trade patterns and economic and political relationships.

TOSCO STOCK FUND
The Tosco Stock Fund invests primarily in Tosco Corporation common stock. A small cash position is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges). At December 31, 1998 and 1997, the Tosco Stock Fund held 19,674 and 17,704 shares of Tosco Corporation common stock, respectively.

LOAN FUND
The loan fund represents amounts borrowed by participants against their individual accounts. All loans are collaterallized by the vested portion of the participants' plan balance.

As of December 31, 1998 and 1997 the Plan investments were as follows:


                                                                                           DECEMBER 31, 1998
                                                                            -----------------------------------------------------
                                                                            Number of           Fair Value
                                                                            Participants         per Unit          Fair Value
                                                                            ------------       -----------         ------------
     Investments at fair value:
       Stable Value Fund - Merrill Lynch Retirement Preservation
         Trust (a)                                                            2,715               $  1.00          $  15,852,730
       Balanced Fund - American Funds Income Fund of America (a)              1,518                 17.34              6,002,240
       Equity Fund - Davis Funds New York Venture Fund (a)                    1,497                 25.01              7,346,787
       Global Fund - American Funds New Perspective Fund (a)                  1,022                 22.95              3,121,595
       Tosco Stock Fund - Tosco Corporation Common Stock                        475                 25.87                509,057
       Loan Fund - Participant loans receivable (a)                             894                                    2,351,738
                                                                                                                  --------------
                                                                                                                   $  35,184,147
                                                                                                                  ==============

     (a)  This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1998.

                                                                                          DECEMBER 31, 1997
                                                                          -------------------------------------------------------
                                                                            Number of           Fair Value
                                                                          Participants           per Unit           Fair Value
                                                                          -------------         -----------         -----------
     Investments at fair value:
       Stable Value Fund - Merrill Lynch Circle K Stable Value Fund (a)       3,588             $    1.00          $  21,609,382
       Balanced Fund - American Funds Income Fund of America (a)              2,244                 17.77              9,956,244
       Equity Fund - Davis Funds New York Venture Fund (a)                    2,089                 22.33             11,485,622
       Global Fund - American Funds New Perspective Fund (a)                  1,516                 19.37              4,130,241
       Tosco Stock Fund - Tosco Corporation Common Stock                        425                 37.81                664,682
       Loan Fund - Participant loans receivable (a)                           1,071                                    2,914,338
                                                                                                                   -------------
                                                                                                                   $  50,760,509
                                                                                                                   =============

    (a)  This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1997.


4.   ASSETS TRANSFERRED TO / FROM RELATED PLAN

Effective January 1, 1998, all non-store employee participants in the Plan were made eligible for the Tosco Corporation Capital Accumulation Plan (the "CAP"). Participants electing to transfer to the CAP were given a one-time option to transfer not less than 100% of their Plan balances to the CAP. Additionally, certain store employees formerly participating in the CAP were transferred to the Plan.

5.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated April 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). Although the Plan amendment allowing Tosco common stock as an investment fund was not in place when the foregoing determination letter was sought, management, Merrill Lynch, and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

7.   PARTY IN INTEREST TRANSACTIONS

At December 31, 1997, all forfeitures have been excluded from the Plan's net assets available for benefits.

During 1998, administrative expenses related to the Plan totaling $114,538 were paid by the Sponsor from available forfeitures.


8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 1998 and 1997 as reflected in these financial statements to the amounts reflected in the Plan's Form 5500:


                                                                                              1997                1997
                                                                                        ----------------    ---------------
  Net assets available for benefits as reported in the financial statements            $ 35,210,107         $ 50,942,322
  Amounts allocated to withdrawing participants                                              11,728              106,477
                                                                                       -----------------    ---------------
     Net assets available for benefits as reported in the Form 5500                    $ 35,221,835           50,835,845
                                                                                       =================    ===============

The following is a reconciliation of benefits paid to participants for the year ended December 31, 1998 as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

     Benefits paid to participants as reported in the financial statements             $  6,544,667
     Amount allocated to withdrawing participants at December 31, 1998                       11,728
     Amount allocated to withdrawing participants at December 31, 1997                     (106,477)
                                                                                      -----------------
     Benefits paid to participants as reported in the Form 5500                        $  6,449,918
                                                                                      =================

                      TOSCO CORPORATION STORE SAVINGS PLAN
                     (Formerly THE CIRCLE K KASH PLUS PLAN)
          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1998


                                                                                                                      Current
 Identity of Issue, Borrower, Lessor or Similar Party             Description of Investment          Cost              Value
------------------------------------------------------            --------------------------      ---------------    ------------
Merrill Lynch - Retirement Preservation Trust (a)                 15,852,730 shares               $15,852,730        $15,852,730

American Funds - Income Fund of America                              346,165 shares                 5,841,886          6,002,240

Davis Funds - Davis New York Venture Fund                            293,754 shares                 5,366,742          7,346,787

American Funds - New Perspective Fund                                136,017 shares                 2,647,209          3,121,595

Tosco Stock Fund (a)                                                  19,674 shares                   400,882            509,056

Participant Loans Receivable                                     Interest rates from 5.95% to
                                                                 11.8% and maturities
                                                                 through August 21, 2003               -               2,351,738

                                                                                                                     $35,184,146


 Notes:
 (a) - Investment qualifies as a party-in-interest for the Plan and consists primarily of Tosco Corporation common stock.

                      TOSCO CORPORATION STORE SAVINGS PLAN
                     (Formerly THE CIRCLE K KASH PLUS PLAN)
             ITEM 27(d) - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


PUCHASES
                                                                              Number of               Purchase
Identity of Party Involved                  Description of Asset            Transactions               Price
-----------------------------           -----------------------------       -------------            -----------
Merrill Lynch                           Retirement Preservation Trust           746                  $4,648,877

American Funds                          Income Fund of America                  434                   1,746,571

Davis Funds                             Davis New York Venture Fund             417                   2,000,362

American Funds                          New Perspective Fund                    382                   2,096,797

Participant loans                       Loans receivable                        200                   1,536,727


SALES
                                                                     Number of       Selling           Cost of           Net Gain
Identity of Party Involved       Description of Asset               Transactions      Price              Asset           or (Loss)
--------------------------       ----------------------------      -------------    -----------       ----------         ----------
Merrill Lynch                    Retirement Preservation Trust          601         $10,570,515       $10,570,515           $-

American Funds                   Income Fund of America                 711         5,833,629         5,258,704            574,925

Davis Funds                      Davis New York Venture Fund            628         7,337,973         5,686,155          1,651,818

American Funds                   New Perspective Fund                   508         3,888,025         3,346,264            541,761

Participant loans                Loans receivable                       223         2,099,327         2,099,327              -

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54153) of Tosco Corporation of our report dated July 8, 1999 relating to the financial statements and financial statement schedules of the Tosco Corporation Store Savings Plan (formerly The Circle K Kash Plus Plan) as of December 31, 1998 and 1997, and for the year ended December 31, 1998, which appears in this Form 11-K.



                                         PricewaterhouseCoopers LLP

Phoenix, Arizona
July 14, 1999

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             TOSCO CORPORATION
                                               (Registrant)
                                             TOSCO CORPORATION
                                             STORE SAVINGS PLAN



Date:  July 15, 1999                   By: /s/ WANDA WILLIAMS
                                          ----------------------------------
                                             (Wanda Williams)
                                          Vice President - Human Resources


                                       By: /s/ RANDALL S. SCHULTZ
                                          ----------------------------------
                                             (Randall S. Schultz)
                                              Plan Administrator